

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
501 Merritt 7
Norwalk, Connecticut 06851

Arch Chemicals, Inc.
501 Merritt 7
Norwalk, Connecticut 06851



Page 2

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Page 3

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of party-in-interest transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.




Page 4

Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

Pension and CEOP Administration Committee of
Olin Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

June 20, 2003



OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments, at fair value	$	367,100,300	416,180,189
Employer contribution receivable		256,679	288,140
Employee contribution receivable		74,847	—
Securities not yet settled		34,494	93,767
Net assets available for plan benefits	$	367,466,320	416,562,096

See accompanying notes to financial statements.

Page 6

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income/(loss):		
Dividends & interest	$ 12,718,107	14,349,496
Interest on loans receivable	614,853	698,278
Net depreciation in fair value of investments	(40,861,173)	(50,089,152)
Total investment loss	(27,528,213)	(35,041,378)
Contributions:		
Employee	14,995,952	14,916,508
Employer:		
Olin Corporation	6,234,453	6,179,840
Arch Chemicals, Inc.	—	349,876
Total contributions	21,230,405	21,446,224
Administrative expense	(382,023)	(630,119)
Withdrawals in cash and stock	(42,415,945)	(41,062,254)
Net transfers out	—	(102,229,242)
Net decrease	(49,095,776)	(157,516,769)
Net assets available at beginning of year	416,562,096	574,078,865
Net assets available at end of year	$ 367,466,320	416,562,096

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in net assets available for plan benefits at fair value.

The Olin Corporation (Olin) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. As described more fully in note 2, the Plan held assets for employees of Olin Corporation and other companies that had been subsidiaries of Olin Corporation.

For the two months ended February 28, 2001, the Plan was a multiple employer plan covering employees of Olin and its affiliated companies, and employees of Arch Chemicals, Inc. (Arch) and its affiliated companies (collectively, the Employers). The Plan was administered as a single plan. Effective March 1, 2001, Arch ceased to be a Participating Employer in the Plan and the Plan ceased to be a multiple employer plan.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. When available, quoted market prices are used to value investments. Where independent prices are not available, investments are valued by the issuing investment advisor or broker.

Purchases and sales of securities are recorded on a trade-date basis. All income is determined on a full accrual basis. Bond interest accrues daily and dividends are recorded on the ex-dividend date.

(d) Payment of Withdrawals

Withdrawals are recorded when paid.

(e) Trust Fund Management

State Street Bank and Trust Company was the trustee of the Plan through February 28, 2001. As of March 1, 2001, JPMorgan Chase Bank is the trustee of the Plan. Under the terms of the Trust Agreement between the trustee and Olin, the trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Under JPMorgan Chase Bank, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company Stock directly from a Participating Employer or from investment accounts within the Plan.

Under State Street Bank and Trust Company, each participant was charged a quarterly administrative fee of $16.50, in addition to any investment manager fees, commissions, or other charges that each investment fund may otherwise incur.

(f) Recordkeeper

Hewitt Associates was the recordkeeper of the Plan through February 28, 2001. Beginning March 1, 2001, JPMorgan American Century Retirement Plan Services is the Recordkeeper for the Plan.

(g) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan adopted SFAS No. 133 on January 1, 2001. The impact of SFAS No. 133 on the Plan financial statements was immaterial.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(Continued)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(a) ***General***

The Plan is a defined contribution plan consisting of several separate investment funds as described below.

American Funds EuroPacific*
Barclays Global Investors Equity Index Fund
Olin Common Stock Fund***
Wachovia Money Market Fund*
American Century Premium Money Market**
Gabelli Westwood Equity Fund
MSIF Trust Mid Cap Value Fund
American Century International Growth Fund**
Arch Common Stock Fund***
Columbia Large Capital Equity Fund*
Wachovia Fixed Income Fund*
Wells Fargo Small Company Growth Fund*
PIMCO Total Return Fund
Putnam Growth Opportunities Fund
Managers Special Equity Fund
Brokerage Investment**

*Available for the 2 months ended February 28, 2001 only.

**Parties-in-interest.

***Parties-in-interest/includes nonparticipant-directed.

(b) ***Contributions***

For 2001, the total maximum allowable employee contribution was 18% of eligible pay. The maximum pre-tax contribution percentage and after-tax contribution for employees was 15% and 18% of eligible pay, respectively. Under the Internal Revenue Code ("IRC") regulating the average percentage deferred under the Plan, the maximum allowable pre-tax contribution for employees during 2002 was $10,500.

For 2002, the IRC maximum amount of tax deferred contributions that may be made to the CEOP increased from $10,500 for 2001 to $11,000 for 2002. The amount of tax deferred contributions is based on eligible pay and the percentage of pay elected to contribute to the Plan. In addition, beginning in 2002, the CEOP will no longer limit tax deferred contributions to 15% of eligible pay for non-highly compensated employees.

Starting in 2002, participants who are age 50 and older at any time during the year will be eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit ($11,000 in 2002 as described above). Catch-up contributions in excess of 6% of pay will not be matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company or its delegate.

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

For 2002 and 2001, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay.

Olin matching contributions are invested in the Olin Common Stock Fund. Arch matching contributions were invested in the Arch Common Stock Fund for the two months ended February 28, 2001. For the collectively bargained employees of Monarch Brass & Copper Corp. and its affiliates (Monarch), an acquired wholly owned subsidiary of Olin, Company contributions previously made to the retirement and stock bonus plans are now being made to the CEOP and separately identified as the Monarch Retirement Plan Contribution. Refer to footnote (3) for additional information regarding Monarch.

(c) ***Olin Common Stock Fund***

Only Olin participants may contribute to the Olin Common Stock Fund. Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made without limitation, at any time and as often as employees choose. The Olin common stock purchased with employer contributions may not be transferred until employees terminate employment with the Company. However, employees who are age 50 or older may withdraw any or all of the value of the Olin common stock purchased with employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account.

(d) ***Arch Common Stock Fund***

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Dividends paid to participants can only be invested in the stock fund of the participant's respective employer.

The number of units in the Arch Common Stock Fund to be credited to a participant's account is determined by dividing the participant's contribution plus the amount of Employer matching contributions attributable to such contribution for the preceding pay cycle by the unit value of a unit as of the close of business on the date on which the contributions were credited. Additional units are

(Continued)

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

credited to a participant's account to reflect payment of dividends on the common shares credited to that account based on the value of a unit as of the day the dividend is credited. Only Arch participants could contribute to the Arch Common Stock Fund.

Effective as of March 1, 2001 (effective date of Arch CEOP spin-off), Olin participants may transfer their entire Arch Common Stock Fund balances to any other investment permitted under the Plan. Refer to footnote (3) for additional information regarding the Arch CEOP.

(e) Primex Stock Fund

As of December 31, 1996, the Ordnance and Aerospace divisions of Olin were spun off into a new publicly traded company known as Primex Technologies, Inc. (Primex). In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan trustee, in an amount equal to one share of Primex common stock for each ten shares of Olin common stock then outstanding. These shares were deposited in the Primex Common Stock Fund in the Plan.

As of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Primex Common Stock Fund. The amount credited to each Participant's initial Primex Common Stock Fund account balance was calculated by (i) dividing the value of such Participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Primex Common Stock the Plan trustee received as a stock dividend.

Participants with a Primex Common Stock Fund account balance in the Plan could not add to that balance, or transfer other account balances to their Primex Common Stock Fund account. Dividends issued on the Primex common stock were automatically reinvested in units of the Olin Common Stock Fund or Arch Common Stock Fund, respectively.

Effective as of January 25, 2001, Primex merged with a subsidiary of General Dynamics, which acquired Primex shares for a cash purchase price of $32.10 per share. The proceeds received for Primex shares were credited to the Plan's money market fund, and each Participant with a Primex Common Stock Fund Account was credited with units in the money market fund equivalent in value to their Primex Common Stock Fund Account based on the cash purchase price of $32.10 per share.

(Continued)

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Notes to Financial Statements

December 31, 2002 and 2001

(f) Vesting and Benefit Provision

All participants become 100% vested in the Employers' contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of plan service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

On termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions from other than the Common Stock Funds shall be paid in cash, however, at the election of the distributee, may be paid in common stock with any fractional interest in a share of common stock paid in cash. All distributions from the Common Stock Funds shall be paid in common stock, except that any fractional interest in a share of common stock shall be paid in cash.

(g) Transfers Between Funds

Participants can transfer balances between funds offered by the Plan. The transfer provision with respect to the Olin and Arch Common Stock Funds allows active participants to transfer their investments in these funds purchased with their own employee contributions. Company matching contributions invested in a Common Stock Fund may not be transferred to other investments at the direction of the participant while such participant is actively employed by the Company. Effective March 1, 2001, however, Olin participants may transfer their entire Arch Common Stock Fund balances, including amounts attributable to Company Matching Allocations, to any other investment permitted under the Plan.

(h) Loan Provision

All employees who are participants in the Plan are eligible to borrow from the Plan. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and have been reflected as transfers between funds in the Plan's financial statements. The interest rate on these loans is the prime rate. The rates ranged from 4.25% to 4.75% and 4.75% to 9.50% in 2002 and in 2001, respectively.

(i) ***Plan Termination***

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Transfers

On February 8, 1999, Olin completed the spin-off of its specialty chemical businesses into a publicly traded company called Arch Chemicals, Inc. Under the terms of the spin-off, Olin distributed to its holders of common stock as of the close of business on February 1, 1999 one Arch common share for every two shares of Olin common stock. On January 22, 2001, Arch adopted a stand alone plan called the Arch Chemicals, Inc. Contributing Employee Ownership Plan (Arch CEOP) and effective March 1, 2001 no longer participated in the CEOP.

Effective March 1, 2001, the accounts of all Arch participants were transferred to the Arch CEOP. As a result, $121,819,016 was recorded as a transfer out of the Plan.

Effective September 1, 2001, Monarch became a Participating Employer in the Plan and its stock bonus plans were merged into the Plan. As a result, $19,589,774 was recorded as a transfer into the Plan.

(4) Forfeitures of Employers Contributions

Forfeitures of Employers' contributions, equivalent to the market value of forfeited shares plus dividends not reinvested, were used to reduce current Employers' cash contributions by $65,410 and $344,743 for the Plan years ended December 31, 2002 and 2001, respectively. Unutilized forfeitures at December 31, 2002 and 2001 amounted to $35,379 and $30,032, respectively.

(Continued)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2002 and 2001 are as follows:

Description of investment	December 31 2002	December 31 2001
American Century Premium Money Market*	$ 60,387,195	69,990,226
Barclays Global Investors Equity Index Fund	46,579,658	62,711,237
PIMCO Total Return Fund	54,456,113	51,072,940
Olin Corporation Common Stock*	118,532,064	119,602,765
Arch Chemicals Common Stock*	29,652,818	43,065,709

* Denotes party-in-interest to the Plan.

(6) Nonparticipant-Directed Investments

Information about the net assets for investment options which include nonparticipant-directed investments and information about the significant components of the changes in net assets for the years ended December 31, 2002 and 2001 are as follows:

	December 31 2002	December 31 2001
Net assets:		
Olin Corporation Common Stock Fund	$ 118,532,064	119,602,765
Changes in net assets:		
Net assets available at beginning of year	$ 119,602,765	184,930,352
Changes in net assets to the Olin Common Stock Fund:		
Contributions	9,218,446	11,051,903
Dividends and other income	6,234,569	6,025,141
Reinvested Arch dividends	960,962	—
Net depreciation	(4,275,078)	(44,526,190)
Benefits paid to participants	(11,212,794)	(10,370,385)
Administrative expense	(243,633)	(357,677)
Transfers to participants – directed investments	(1,753,173)	(4,757,031)
Net transfers out to other plans	—	(22,393,348)
Net decrease	(1,070,701)	(65,327,587)
Net assets available at end of year	$ 118,532,064	119,602,765

(Continued)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7) Federal Income Taxes

Olin obtained a determination letter dated April 3, 2003 from the District Director of Internal Revenue stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. The Plan was amended and restated to comply with the EGTRRA requirements as required under Notice 2001-57 on December 20, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employers, or on dividends, interest or profit from sales of securities received by the trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(8) Related Party Transactions

Certain Plan investments are shares of Olin stock, shares of Arch stock and shares of mutual funds managed by American Century. The Plan holds assets for employees of Olin Corporation. For the two months ended February 28, 2001, the Plan held assts for employees of Arch. American Century is a related party to the trustee as defined by the Plan. Therefore, these transactions qualify as parties-in-interest. Investment related fees are reflected in the Statements of Changes in Net Asset Available for Plan Benefits.

(9) Subsequent Event

Effective as of January 1, 2003, the Company has ceased matching contributions with respect to salaried employees.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value	Cost	Current value
*	Participant loans	Interest ranging from 4.25% – 4.75%, maturity ranging from January 1, 2003 – January 5, 2008	$ —	9,264,654
*	American Century	Premium Money Market, 60,387,194 shares	60,387,195	60,387,195
	Barclays	Global Investors Equity Index Fund, 1,839,794 shares	62,511,742	46,579,658
	PIMCO	Total Return Fund, 5,104,574 shares	54,014,303	54,456,113
*	American Century	International Growth Fund, 1,577,532 shares	14,765,017	10,078,379
	Managers	Special Equity Fund, 237,170 shares	16,516,360	13,062,789
	Putnam	Growth Opportunities Fund, 696,949 shares	11,397,095	7,232,855
	MSIF Trust	Mid Cap Value Fund, 570,241 shares	11,045,066	8,272,759
	Gabelli	Westwood Equity Fund, 1,052,461 shares	9,891,687	7,744,756
*	Olin Corporation	Olin Corporation Common Stock, 7,596,581 shares, par value $1.00	129,852,214	118,532,064
*	Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, 1,624,435 shares, par value $1.00	33,060,856	29,652,818
*	American Century	Self-Directed Brokerage Investment	1,833,931	1,836,260
			$ 405,275,466	367,100,300

* Party-in-interest to the Plan.

See accompanying independent auditors' report.

Page 17

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of asset	Purchase price	Selling price	Lease price	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Series of transactions:								
* Olin Corporation	Olin Corporation Common Stock, par value $1.00	$ 9,157,335	—	—	—	9,157,335	9,157,335	—
		—	$ 11,529,042	—	—	11,301,566	11,529,042	227,476

* Party-in-interest to the Plan.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2003

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

P.C. Kosche

S.E. Doughty

L.S. LaFortune

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Auditors
99.1	Certification Statement of Chief Executive Officer and Chief Financial Officer of Sponsoring Company

Independent Auditors' Consent

The Board of Directors
Olin Corporation:

We consent to incorporation by reference in the registration statement Nos. 333-17629, 33-52681, 333-54308, 333-56690 and 333-98193 on Form S-8 of Olin Corporation of our report dated June 20, 2003 relating to the statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, and related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Olin Corporation Contributing Employee Ownership Plan.

KPMG LLP

Stamford, CT
June 20, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Olin Corporation (the "Company") Contributing Employee Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), I, Joseph D. Rupp, President and Chief Executive Officer and I, Anthony W. Ruggiero, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge: (1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the net assets available for Plan benefits and changes in net assets available for Plan benefits.

Joseph D. Rupp
President and Chief Executive Officer

Dated: June 23, 2003

Anthony W. Ruggiero
Executive Vice President and Chief Financial Officer

Dated: June 23, 2003